QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Forest Oil Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

346091606
(CUSIP Number)

Cannon Y. Harvey President The Anschutz Corporation 555 Seventeenth Street, Suite 2400 Denver, CO 80202 (303) 298-1000	Thomas A. Richardson, Esq. Holme Roberts & Owen LLP 1700 Lincoln, Suite 4100 Denver, CO 80203 (303) 861-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    346091606

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Anschutz Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Kansas

Number of Units		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 7,903,618
Person With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 7,903,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,903,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    346091606

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization Delaware

Number of Units		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 7,903,618
Person With
		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 7,903,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,903,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.    346091606

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization United States of America

Number of Units		7.	Sole Voting Power 12,137
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 7,903,618
Person With
		9.	Sole Dispositive Power 12,137

		10.	Shared Dispositive Power 7,903,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,915,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 16.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 14 ("Amendment No. 14") to Schedule 13D further amends Items 2, 4, 5, 6 and 7 of the Schedule 13D (the "Schedule 13D"), which was filed on May 26, 1995, by The Anschutz Corporation, Anschutz Company and Philip F. Anschutz, and which relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Forest Oil Corporation (the "Company"), as amended by Amendment No. 1, which was filed on July 28, 1995, as further amended by Amendment No. 2, which was filed on February 7, 1996, as further amended by Amendment No. 3, which was filed on August 5, 1996, as further amended by Amendment No. 4, which was filed on November 8, 1996, as further amended by Amendment No. 5, which was filed on August 28, 1997, as further amended by Amendment No. 6, which was filed on January 20, 1998, as further amended by Amendment No. 7, which was filed on May 15, 1998, as further amended by Amendment No. 8, which was filed on July 8, 1998, as further amended by Amendment No. 9, which was filed on August 25, 1998, as further amended by Amendment No. 10, which was filed on September 1, 1998, as further amended by Amendment No. 11 which was filed on September 4, 1998, as further amended by Amendment No. 12 which was filed on March 10, 2000 and as further amended by Amendment No. 13 which was filed on March 9, 2001.

Item 2. Identity and Background

        The information previously provided in response to Item 2 is amended to read as follows:

        This statement is filed on behalf of Philip F. Anschutz ("Anschutz"), Anschutz Company, a Delaware corporation ("AC") and The Anschutz Corporation, a Kansas corporation ("TAC" and, collectively, the "Reporting Persons").

        Anschutz owns 100% of the outstanding capital stock of AC and AC owns 100% of the outstanding capital stock of TAC.

        During the past five years, none of Anschutz, AC or TAC, or any executive officer or director of AC or TAC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        AC, TAC and their affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses.

        The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of Anschutz, AC and TAC, and each executive officer and director of AC and TAC (such executive officers and directors, collectively, the "Control Persons"), as applicable, are set forth below. Each individual listed below is a citizen of the United States of America.

Filing Persons and Executive Officers and Directors of AC and TAC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
AC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202
TAC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202
Anschutz	AC: Chairman, Chief Executive Officer and Director TAC: Chairman, Chief Executive Officer and Director	555 Seventeenth Street Suite 2400 Denver, CO 80202
Harvey, Cannon Y.	AC: President, Chief Operating Officer and Director TAC: President, Chief Operating Officer and Director	555 Seventeenth Street Suite 2400 Denver, CO 80202
Slater, Craig D.	AC: Executive Vice President and Director TAC: Executive Vice President and Director	555 Seventeenth Street Suite 2400 Denver, CO 80202
Barnes, Wayne A.	AC: Vice President and Chief Financial Officer TAC: Vice President and Chief Financial Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Jones, Richard M.	AC: Vice President, General Counsel and Secretary TAC: Vice President, General Counsel and Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202
Kundert, Thomas G.	AC: Treasurer and Assistant Secretary TAC: Treasurer and Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Item 4. Purpose of Transaction

        The information previously furnished in response to this Item 4 is amended to add the following:

        On January 22, 2003, TAC and certain other wholly owned subsidiaries of Anschutz (the "Anschutz Entities") sold an aggregate of 7,850,000 shares of Common Stock to the Company pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of January 15, 2003 (the "Effective Date"), among the Company, TAC and the Anschutz Entities. The purchase price for the Shares was $23.52 per share (an aggregate purchase price of $184,632,000). A copy of the Stock Purchase Agreement is being filed with this Amendment No. 14 as Exhibit 12.

        On January 15, 2003, Anschutz resigned from the board of directors of the Company.

Item 5. Interest in Securities of the Issuer

        The information previously provided in response to Item 5 is amended to read as follows:

Reporting Persons

        As of the date of this Amendment No. 14, and after giving effect to the transaction described in Item 4 of this Amendment No.14, TAC is the beneficial owner of 7,903,618 shares(1) of Common Stock. Anschutz and AC may be deemed to be indirect beneficial owners of the shares of Common Stock beneficially owned by TAC. In addition, Anschutz is the direct beneficial owner of 12,137 shares(2) of Common Stock.

TAC:
(a)	Amount beneficially owned:		7,903,618(1)
(b)	Percent of Class:		Approximately 16.6%(3)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	7,903,618(1)
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	7,903,618(1)
AC:
(a)	Amount beneficially owned:		7,903,618(1)
(b)	Percent of Class:		Approximately 16.6%(3)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	7,903,618(1)
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	7,903,618(1)
Anschutz:
(a)	Amount beneficially owned:		7,915,755(1)(2)
(b)	Percent of class:		Approximately 16.7%(4)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	12,137(2)
	(ii)	Shared power to vote or to direct the vote:	7,903,618(1)
	(iii)	Sole power to dispose or to direct the disposition of:	12,137(2)
	(iv)	Shared power to dispose or to direct the disposition of:	7,903,618(1)

(1)
Includes (a) 521,856 shares of Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by TAC and (b) 360 shares of Common Stock that may be acquired pursuant to the exercise of outstanding warrants held by Anschutz Investment Company, a wholly owned subsidiary of TAC.

(2)
Includes 10,000 shares of common stock that may be acquired pursuant to the exercise of outstanding options held by Anschutz.

(3)
Assumes (a) 46,998,598 shares of Common Stock issued and outstanding (based on information provided by the Company) and (b) the exercise of all outstanding warrants referred to in footnote 1 above.

(4)
Assumes (a) 46,998,598 shares of Common Stock issued and outstanding (based on information provided by the Company) and (b) the exercise of all outstanding options and warrants referred to in footnotes 1 and 2 above.

Control Persons

        Except as reported below, none of the Control Persons beneficially own shares of Common Stock:

Cannon Y. Harvey
(a)	Amount beneficially owned:		12,989(1)
(b)	Percent of class:		*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	12,989(1)
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	12,989(1)
	(iv)	Shared power to dispose or to direct the disposition of:	0
Craig D. Slater
(a)	Amount beneficially owned:		15,388(2)
(b)	Percent of Class:		*
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	15,388(2)
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	15,388(2)
	(iv)	Shared power to dispose or to direct the disposition of:	0

*
Less than one percent.

(1)
Includes 10,000 shares of Common Stock that may be acquired pursuant to the exercise of outstanding options held by Mr. Harvey.

(2)
Includes 10,000 shares of Common Stock that may be acquired pursuant to the exercise of outstanding options held by Mr. Slater.

        Except as set forth in this Amendment No. 14, none of the Reporting Persons or the Control Persons has effected any transaction in the Common Stock in the previous 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information previously furnished with respect to this item is hereby amended to add the following:

        Pursuant to the Stock Purchase Agreement, TAC and each Anschutz Entity has agreed that, for a period of 120 days after the Effective Date, it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable or exercisable for any shares of Common Stock), or publicly disclose the intention to make any such offer, sale, pledge or disposition, without the prior written consent of the Company, provided however that TAC or any Anschutz Entity may make a bona fide pledge of shares of Common Stock to secure recourse loans from third party financial institutions and, as pledgee of such Common Stock, no such financial institution will be restricted under the Stock Purchase Agreement from exercising any right of enforcement or foreclosure with respect to any related security interest or lien. In addition, TAC and each Anschutz Entity agreed that, for a period of 120 days after the Effective Date, it will not make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock, without the prior written consent of the Company.

        In connection with a public offering of Common Stock by the Company, Anschutz executed a letter agreement dated January 6, 2003 (the "Letter Agreement"), under which he agreed to certain restrictions on the transfer of his Common Stock. Pursuant to the Letter Agreement, Anschutz has agreed that, for a period of 90 days after the Public Offering Date (as defined below), he will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock (or securities convertible into or exchangeable or exercisable for any shares of Common Stock), enter into a transaction that would have a similar effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Common Stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition or enter into any such transaction, without the prior written consent of Credit Suisse First Boston Corporation ("CSFBC") and J.P. Morgan Securities, Inc. ("JPMSI"). These restrictions do not apply to any shares of Common Stock that may be acquired by Anschutz on the open market. In addition, the Letter Agreement allows Anschutz and all of the executive officers and directors of the Company that entered into a similar letter agreement to sell up to 200,000 shares of Common Stock in the aggregate. Pursuant to the Letter Agreement, Anschutz has also agreed that, for a period of 90 days after the Public Offering Date, he will not make any demand for or exercise any right with respect to, the registration of any shares of Common Stock without the prior written consent of CSFBC and JPMSI. Notwithstanding any of the provisions contained in the Letter Agreement, the Common Stock held by TAC and the Anschutz Entities are not governed by the terms set forth in the Letter Agreement but instead are governed by the terms of the Stock Purchase Agreement. As used in this paragraph, the Public Offering Date is January 15, 2003. A copy of the Letter Agreement is being filed with this Amendment No. 14 as Exhibit 13.

        Pursuant to a Registration Rights Agreement dated July 10, 2000 among the Company, TAC and the other signatories thereto, TAC has certain registration rights with respect to the shares of Common Stock (the "Registrable Securities") acquired by it in connection with the merger of the Company with Forcenergy, Inc. Under the Registration Rights Agreement, TAC generally has the right to make one or more demands for registration of its Registrable Securities at any time until July 10, 2005, except that the Company is not required to effect more than two demand registrations in any 12 month period. Pursuant to the Stock Purchase Agreement, TAC agreed to amend the Registration Rights Agreement such that the Company shall only be required to effect one demand registration for TAC under the Registration Rights Agreement during the 12-month period beginning on January 6, 2003. TAC also has rights under the Registration Rights Agreement to request up to 10 piggyback registrations and to request the Company to effect a shelf registration covering the Registrable Securities. The registration rights described in this paragraph are subject to various terms and conditions described in the Registration Rights Agreement, a copy of which is being filed with this Amendment No. 14 as Exhibit 14.

Item 7. Material to Be Filed as Exhibits

        The information previously furnished in response to this item is amended by adding references to the following new exhibits being filed with this Amendment No. 14:

Exhibit 12	Stock Purchase Agreement dated as of January 15, 2003 among the Company, TAC and the Anschutz Entities (incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2003).
Exhibit 13	Letter Agreement dated January 6, 2003 from Anschutz to CSFBC and JPMSI.
Exhibit 14
Registration Rights Agreement dated July 10, 2000 among the Company, TAC and the other signatories thereto (incorporated by reference to Exhibit 4.15 to the Company's Registration Statement on Form S-4, dated November 6, 2000 (File No. 333-49376)).

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003	THE ANSCHUTZ CORPORATION
	By:	Philip F. Anschutz, Chairman
	By:	/s/ ROBERT M. SWYSGOOD Robert M. Swysgood, Attorney-in-fact*
Date: February 10, 2003	ANSCHUTZ COMPANY
	By:	Philip F. Anschutz, Chairman
	By:	/s/ ROBERT M. SWYSGOOD Robert M. Swysgood, Attorney-in-fact*
Date: February 10, 2003	PHILIP F. ANSCHUTZ
	By:	/s/ ROBERT M. SWYSGOOD Robert M. Swysgood, Attorney-in-fact*

* Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 14 to the Schedule 13D on his behalf as an individual, on his behalf as Chairman of Anschutz Company and on his behalf as Chairman of The Anschutz Corporation. A copy of the power of attorney has been filed with the Securities and Exchange Commission as an exhibit to a Form 4 filed on March 10, 2000, and is hereby incorporated by reference to this Amendment No. 14 to the Schedule 13D.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 12	Stock Purchase Agreement dated as of January 15, 2003 among the Company, TAC and the Anschutz Entities (incorporated by reference to Exhibit 1.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2003).
Exhibit 13	Letter Agreement dated January 6, 2003 from Anschutz to CSFBC and JPMSI.
Exhibit 14
Registration Rights Agreement dated July 10, 2000 among the Company, TAC and the other signatories thereto (incorporated by reference to Exhibit 4.15 to the Company's Registration Statement on Form S-4, dated November 6, 2000 (File No. 333-49376)).

QuickLinks

  Item 2. Identity and Background
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to Be Filed as Exhibits
Signature
EXHIBIT INDEX